ASSET PURCHASE AGREEMENT

DATED AS OF May 7, 2012

BY AND BETWEEN

CALAMP WIRELESS NETWORKS CORPORATION,

NAVMAN WIRELESS NORTH AMERICA LP

AND

NAVMAN WIRELESS NEW ZEALAND

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”) is made as of this 7th day of May, 2012, by and between CALAMP WIRELESS NETWORKS CORPORATION, a Delaware corporation (the “Buyer”), NAVMAN WIRELESS NORTH AMERICA LP, a Delaware limited partnership (“NUSA”), and NAVMAN WIRELESS NEW ZEALAND, an unlimited company organized under the laws of New Zealand (“NWNZ”, and together with NUSA, the “Company”). Capitalized terms not otherwise defined in the text of this Agreement shall have the meanings set forth in Annex I hereto.

RECITALS

     WHEREAS, the Company owns and operates a hardware business designing and selling fleet and asset tracking devices composed of the Qube and Qtanium family of products, the Mobile Data Terminal product SKU’s and certain accessory products mutually agreed to by the Company and Buyer (collectively, “Products”) based out of Auckland, New Zealand (the device portion of such business the “Business”); provided that in no event shall the Business include (i) the services portion of such business or (ii) the Excluded Assets or any business or Intellectual Property rights related thereto;

     WHEREAS, on or prior to the date hereof the Buyer has entered into an employment agreement effective as of the Closing in substantially the form attached hereto as Exhibit B with each of the individuals set forth on the Transferring Employees Schedule; and

     WHEREAS, pursuant to the terms of this Agreement, the Buyer desires to purchase from the Company, and the Company desires to sell to the Buyer, the Assets and have the Buyer assume the Assumed Liabilities.

     NOW, THEREFORE, for and in consideration of the promises and of the mutual agreements, representations, warranties, provisions and covenants herein contained, and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE I
PURCHASE AND SALE OF ASSETS

     1.1. Generally. Subject to the terms and conditions set forth in this Agreement and in reliance upon the representations, warranties, covenants and conditions herein contained, as of the Closing, the Buyer shall purchase and accept delivery from the Company, and the Company shall sell, convey, assign, transfer and deliver to the Buyer, all of the Company’s right, title and interest, direct or indirect, in and to the assets, properties and rights used exclusively in the Business, including the assets listed on Schedule 1.1(a), (such assigned assets, collectively, the “Assets”), in each case free and clear of any Liens other than Permitted Liens; provided that in no event shall the Assets include any Excluded Assets.

     1.2. Purchase Price. The Buyer shall purchase the Assets for an aggregate purchase price as follows (plus any GST payable pursuant to Section 1.7):

     (a) Closing Cash. At Closing, the Buyer shall pay to the Company (or the Company’s designee(s)), by wire transfer of immediately available funds to a bank account(s) designated in writing by the Company, cash in the amount of One Million Dollars (US$1,000,000.00) (the “Closing Cash Payment”), which amount shall be deemed to have been paid $250,000 to NWNZ and $750,000 to NUSA.

     (b) Post-Closing Payments.

     (i) Promissory Note. At the Closing, the Buyer shall issue to NUSA a subordinated (to the extent set forth below) non-interest bearing promissory note, substantially in the form attached hereto as Exhibit C (the “Promissory Note”), in the original principal amount of Four Million Dollars (US$4,000,000.00), payable (except as contemplated below) solely through a rebate (the “Product Rebate”) equal to fifteen percent (15%) of the Price of all products (excluding cables, antennas and the MDT Family Products) sold by the Buyer or any of its Affiliates to the Company or any of its Affiliates subsequent to the Closing Date. Notwithstanding the foregoing, so long as all Product Rebates with respect to products sold have been paid in full and an Acceleration Event has not occurred, any balance remaining unpaid on the Promissory Note at the later to occur of (x) close of business on the fifth (5th) anniversary of the Closing Date and (y) if the Supply Agreement is extended pursuant to a Force Majeure Event in accordance with Section 4.2 of the Supply Agreement, the termination of the Supply Agreement, shall be forgiven by NUSA and the Buyer shall owe no further obligation on the Promissory Note; provided that the Buyer shall remain obligated to pay any Product Rebate with respect products sold on or prior to such date. All amounts owed under the Promissory Note shall become immediately due and payable (and 100% of such amount shall be paid by the Buyer in cash) upon any termination of the Supply Agreement by the Buyer or any of its Affiliates (other than as a result of an uncured breach of the Supply Agreement by the Company) (an "Acceleration Event"); provided that notwithstanding any such acceleration, the payment of the amounts under the Promissory Note accelerated pursuant to this sentence shall be subordinate and junior in right of payment to the Senior Debt owed under that certain Loan and Security Agreement dated December 22, 2009 between CalAmp Corp. and Square 1 Bank of Durham North Carolina, as amended (the “Credit Agreement”). For purposes of this paragraph, “Senior Debt” means all outstanding obligations under the Credit Agreement.

     (ii) MDT Royalty. For the period beginning at the close of business on the Closing Date and ending at the close of business on the second (2nd) anniversary of the Closing Date, the Buyer shall pay on a fiscal quarterly basis to NUSA or its designee a royalty (the “MDT New Sales Royalty”) equal to fifteen percent (15%) of the Gross Sales Price of all MDT Family Products sold during such period by the Buyer or any of its Affiliates (and/or their successor or assigns) to any Person, including the Company and its Affiliates, but excluding the Existing MDT Customer Relationships.

     (iii) MDT Customer Relationship Royalty. For the period beginning at the close of business on the Closing Date and ending at the close of business on the third (3rd) anniversary of the Closing Date, the Buyer shall pay on a fiscal quarterly basis to NUSA or its designee a royalty (the “MDT Existing Customer Royalty”) equal to fifty percent (50%) of the Gross Margin Dollars of all MDT Family Products sold during such period by the Buyer or any of its Affiliates to any of the Existing MDT Customer Relationships.

     (c) Calculations and Adjustments to Post-Closing Payments.

     (i) Within forty-five (45) days after the last day of each of Buyer’s fiscal quarters, the Buyer shall deliver to the Company (x) a statement, in such form as reasonably requested by the Company (such statement, the “Royalty and Rebate Statement”), that sets forth the Buyer’s calculation of (A) the Product Rebate earned during such quarter, (B) the MDT New Sales Royalty earned in such quarter and (C) the MDT Existing Customer Royalty earned in such quarter and (y) a cash payment by wire transfer of immediately available funds equal to the amount of the Product Rebate, MDT New Sales Royalty and MDT Existing Customer Royalty shown to be owing with respect to such quarter on the Royalty and Rebate Statement. The Company and its agents and representatives shall be permitted to review the Buyer’s, its Affiliates’ and their respective agents’ and representatives’ books and records and working papers related to the preparation of any Royalty and Rebate Statement and the determination of the Product Rebate, MDT Existing Customer Royalty and MDT New Sales Royalty for any period.

     (ii) The Company may dispute the amount of the Product Rebate, MDT Existing Customer Royalty and/or MDT New Sales Royalty set forth on any Royalty and Rebate Statement by delivering a notice of its objection (a “Notice of Objection”) to the Buyer at any time prior to the Objection Notice Deadline. If any Notice of Objection is received by the Buyer, then during the ten (10) days following delivery of a Notice of Objection, the Buyer and the Company shall seek in good faith to resolve in writing any differences which they may have with respect thereto. Following the delivery of a Notice of Objection, the Buyer and its agents and representatives shall be permitted to review the Company’s and its representatives’ working papers relating to the Notice of Objection. If, at the end of the 10-day period referred to above, the matters in dispute have not been fully resolved, then within 10 days following the expiration of such 10-day period, the parties shall submit to McGladrey & Pullen LLP (and if McGladrey & Pullen LLP declines such engagement, then the parties shall submit to BDO USA LLP, and if BDO USA LLP declines such engagement, then the parties shall submit to Grant Thornton LLP) (the “Accounting Firm”) for review and resolution of all matters (but only such matters) which remain in dispute, and the Accounting Firm shall make a final determination of the Product Rebate, MDT New Sales Royalty and MDT Existing Customer Royalty to the extent such amounts are in dispute, in accordance with the guidelines and procedures set forth in this Agreement. The parties will reasonably cooperate with the Accounting Firm during the term of its engagement. In resolving any matters in dispute, the Accounting Firm may not assign a value to any item in dispute greater than the greatest value for such item assigned by the Buyer, on the one hand, or the Company, on the other hand, or less than the smallest value for such item assigned by the Buyer, on the one hand, or the Company, on the other hand. The Accounting Firm’s determination will be based solely on presentations by the Buyer and the Company which are in accordance with the guidelines and procedures set forth in this Agreement (i.e., not on the basis of an independent review). The Royalty and Rebate Statement and the determination of the Product Rebate, MDT New Sales Royalty and MDT Existing Customer Royalty relating thereto shall become final and binding on the parties on the date the Accounting Firm delivers its final resolution in writing to the parties (which the Accounting Firm shall be instructed to deliver not more than 30 days following submission of such disputed matters). If relevant, the accounting principles used by the Accounting Firm in determining the final Royalty and Rebate Statement shall be used and applied in preparing all of the Royalty and Rebate Statements and determining the amounts owed pursuant to this Agreement. The fees and expenses of the Accounting Firm shall be allocated to be paid by the Buyer and/or the Company based upon the percentage which the portion of the contested amount not awarded to each party bears to the amount actually contested by such party, as determined by the Accounting Firm.

     (iii) If the amount of any Product Rebate, MDT New Sales Royalty or MDT Existing Customer Royalty is ultimately determined pursuant to this Section 1.2(c) to be greater than the amount initially set forth on the Royalty and Rebate Statement initially proposed and paid by the Buyer, the Buyer shall pay the amount of such difference by wire transfer of immediately available funds to the Company (or its designee) within five (5) days after demand therefor has been made by the Company (or, if applicable and later, five (5) days after the applicable Royalty and Rebate Statement having been finalized by the Accounting Firm).

     (iv) A product shall be deemed sold hereunder for determining whether a royalty payment is due hereunder or a rebate has been earned when the product has been shipped to the applicable recipient; provided that a royalty hereunder shall only be deemed to be earned at such time as the Buyer or any of its Affiliates has received payment from the customer (i.e., if a product is shipped before the second or third anniversary (as applicable), then a royalty shall be due hereunder with respect to such shipped product once payment is received, even if the payment is received after the second or third anniversary (as applicable)). In the event that the Buyer is required to refund to a customer any cash previously paid by such customer with respect to which a MDT New Sales Royalty and/or a MDT Existing Customer Royalty was paid (the portion of such MDT New Sales Royalty and/or MDT Existing Customer Royalty specifically attributable to such return of customer cash, the “Returned Royalty”), an aggregate amount equal to the Returned Royalty shall be applied against and reduce future MDT New Sales Royalties and MDT Existing Customer Royalties due hereunder until an aggregate amount equal to the Returned Royalty has been offset against such payments pursuant to this sentence.

     1.3. No Assumption of Liabilities other than Assumed Liabilities.

     (a) The Buyer shall assume, and pay and discharge when due only those obligations and liabilities of the Company and any of its Affiliates under the agreements, contracts, leases, licenses and other arrangements disclosed in Schedule 1.3 (collectively, the “Assumed Liabilities”). Except for the Assumed Liabilities, the Buyer is not and does not assume any liabilities or obligations of the Company or any of its Affiliates or any other person or entity of any kind or nature, whether absolute, accrued, contingent or otherwise, or whether due or to become due, directly or indirectly arising out of or relating to the ownership or operation of the Assets, the Excluded Assets, the Business or otherwise, including, without limitation, any such liabilities or obligations not disclosed in Schedule 1.3 to this Agreement or relating to the ownership or operation of the Assets or the Business prior to the date hereof or of the Excluded Assets at any time (collectively, the “Excluded Liabilities”).

     (b) Without limiting the foregoing, the Company shall be responsible for any or all liability incurred by the Company prior to or as of the date hereof for health benefits for employees and their qualified beneficiaries under any employee benefit plans maintained by the Company. The Company has already paid all bonuses to employees that it has agreed to pay for the fiscal year ended December 31, 2011.

     1.4. Allocation of Consideration.

     (a) Within 90 days after the Closing, the Company shall prepare an allocation of the price paid for the Assets (which shall include any adjustment to the purchase price pursuant to Sections 6.1 or 7.6, and any Assumed Liabilities, in each case to the extent that such amounts are treated as consideration for the Assets for income Tax purposes) in a manner consistent with Section 1060 of the Code and the Treasury Regulations promulgated thereunder (the “Price Allocation”), subject to the Buyer’s approval of such Price Allocation, which approval shall not be unreasonably withheld. In the event the Buyer and the Company cannot reach an agreement on the Price Allocation within 20 days after delivery thereof by the Company, the parties agree to submit such dispute to the Accounting Firm pursuant to the procedures set forth in Section 1.2(c), mutatis mutandis. Each party agrees to timely file an IRS Form 8594 reflecting the Price Allocation for the taxable year that includes the date hereof and to make any timely filing required by any Applicable Law. The Price Allocation as ultimately determined pursuant to this Section 1.4 shall be binding on the Buyer and the Company for all Tax reporting purposes. Neither the Buyer nor the Company shall take any position inconsistent with the Price Allocation in connection with any Tax proceeding, except that the Buyer’s cost for the Assets may differ from the amount so allocated to the extent necessary to reflect its capitalized acquisition costs other than the amount realized by the Company. In the event that the Price Allocation is disputed by any taxing authority, the party receiving notice of the dispute shall promptly notify the other parties hereto of such dispute and the parties hereto shall cooperate in good faith in responding to such dispute in order to preserve the effectiveness of the Price Allocation.

     (b) Any indemnification payment treated as an adjustment to the total consideration paid for the Assets shall be reflected as an adjustment to the consideration allocated to a specific asset, if any, giving rise to the adjustment and if any such adjustment does not relate to a specific asset, such adjustment shall be allocated among the assets in accordance with the Price Allocation method provided in this Section 1.4.

     1.5. Assignment of Contracts. Nothing in this Agreement shall be deemed to constitute an assignment or an attempt to assign any contract or other agreement to which the Company is a party if the attempted assignment thereof without the consent of the other party to such contract or agreement would constitute a breach thereof or affect in any way the rights of the Company thereunder.

     1.6. License Grants.

     (a) The Company hereby grants to the Buyer a non-exclusive, royalty-free, perpetual, irrevocable, worldwide license to modify, improve, manufacture, market and sell the designs and test procedures relating to the Retained Product Lines (collectively, the “Licensed Intellectual Property”). Notwithstanding the foregoing, for the Qtanium product only, for the period ending two (2) years following the Closing Date, the foregoing license shall permit the Buyer to sell the Qtanium product to the Company and its Affiliates only. Upon the expiration of such two (2) year period, such exclusivity shall end and the license shall permit the Buyer to sell the Qtanium product to any Person.

     (b) The Company hereby grants to the Buyer a non-exclusive, royalty-free, perpetual, irrevocable, worldwide license to use for the Buyer’s and its Affiliates internal purposes (i) the data of the Company related to the Products gathered through the use of Jira, data stored in Arena, and data related to APTest, (ii) all configuration management tools including HaloConfig and HaloProvision, and the market facing release server Metadot.navmanwireless,com, (iii) SMDP protocol and (iv) the Company's current OTAP tools, in each case to the extent that the Company has previously provided the foregoing to the Buyer (collectively, the “Software Data, Tools and Protocols”).

     (c) Subject to Section 5.4, the Buyer hereby grants to the Company a non-exclusive, royalty-free, perpetual, irrevocable, worldwide license to use, modify, improve, manufacture, market, have made, import, export and sell the Intellectual Property rights associated with the Assets and the Assigned Product Lines (the “Company Retained IP Rights”) solely as a part of a Bundled Solution. The Company may retain copies of all Intellectual Property included within the Company Retained IP Rights that has been reduced to writing or any other medium (including electronically stored information). Notwithstanding the license granted by this Section 1.6(c), the Company agrees that it shall not use the license granted pursuant to this Section 1.6(c) until a Contingency has occurred.

     1.7. GST.

The Company and the Buyer acknowledge that:

(a) they consider that the amount of the Closing Cash Payment that will be paid to NWNZ under clause 1.2 of this Agreement (the NWNZ Payment) will be consideration for a supply of Assets made by NWNZ and will be chargeable with GST.

(b) the Buyer shall pay NWNZ, by wire transfer of immediately available funds to a bank account designated by NWNZ, an amount equal to the GST chargeable with respect to the NWNZ Payment, in addition to and at the same time as the NWNZ Payment.

     1.8. No Capitalized Interest; Lowest Price. The Company and the Buyer acknowledge for the purposes of Subpart EW of the Tax Act, that the purchase price for the Assets does not include any capitalized interest and is the “lowest price” that they would have agreed on for the Assets as of the date of this Agreement, if payment was required in full at the time the first “right” (as defined in the Tax Act) in the Assets was transferred from the Company to the Buyer.

ARTICLE II
CLOSING

     2.1. Closing. The closing of the purchase and sale provided for herein (the “Closing”) shall take place simultaneously with the execution of this Agreement electronically or if mutually agreed by the Company and the Buyer at the offices of the Buyer, 1401 N. Rice Avenue, Oxnard, California 93030.

     2.2. Closing Deliveries by the Buyer. Subject to the terms herein contained, at the Closing, the Buyer has delivered (or shall deliver on the date hereof) the following to the Company (or to the Company’s designee(s)):

     (a) the Closing Cash Payment in accordance with Section 1.2(a);

     (b) a Bill of Sale and Assignment and Assumption Agreement in the form of Exhibit D;

     (c) the Supply Agreement;

     (d) the Promissory Note;

     (e) a guaranty in substantially the form attached hereto as Exhibit E (the “Buyer Parent Guaranty”) pursuant to which CalAmp Corp. shall guarantee the performance by the Buyer under this Agreement, the Supply Agreement, the Promissory Note and the other Transaction Documents.

     2.3. Closing Deliveries by the Company. Subject to the terms herein contained, at the Closing, the Company has delivered the following to the Buyer:

     (a) a Bill of Sale and Assignment and Assumption Agreement in the form of Exhibit D;

     (b) the Supply Agreement; and

     (c) a consent and release agreement executed by NXT Capital, LLC releasing any Liens encumbering any of the Assets pursuant to the Credit Agreement dated as of October 26, 2011 between NXT Capital, LLC, the Company and the other parties thereto upon the occurrence of the Closing and receipt by the Company of the Closing Cash Payment.

     2.4. Passage of Title at Closing. Title in and to the Assets shall pass to the Buyer at the Closing, free and clear of all Liens other than Permitted Liens.

ARTICLE III
REPRESENTATIONS AND WARRANTIES AS TO THE COMPANY

     Except as set forth in the disclosures schedules delivered by the Company to the Buyer (subject to Section 7.16), the Company hereby represents and warrants to the Buyer that all of the following representations and warranties are true and correct as of the Closing; provided, that the representations and warranties made as of a specific earlier date set forth herein need be true and correct only as of such earlier date.

     3.1. Authorization. Each of this Agreement and the Transaction Documents to which the Company is party has been duly executed and delivered by the Company, and constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that (a) such enforcement may be subject to bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally, and (b) the remedy of specific performance, injunctive relief and other equitable remedies are subject to certain equitable defenses and to the discretion of the court before which any proceedings may be brought (collectively, clauses (a) and (b) are herein referred to as the “Equitable Exceptions”). NUSA has full limited partnership, and NWNZ has full company, power, capacity and authority to execute this Agreement, the Transaction Documents, and all other agreements and documents contemplated hereby to which it is a party.

     3.2. Organization, Existence and Good Standing of the Company. NUSA is a limited partnership duly formed, validly existing and in good standing under Delaware law with all requisite limited partnership power and authority to own, lease, license, host and operate its properties and to carry on its business as it is now being conducted, except as would not constitute a Material Adverse Effect. NWNZ is an unlimited liability company duly formed and registered under the Companies Act 1993 in New Zealand and is validly existing under the laws of New Zealand with all requisite company power and authority to own, lease, license, host and operate its properties and to carry on its business as it is now being conducted, except as would not constitute a Material Adverse Effect. Except as disclosed on Schedule 3.2, the Company has not been a subsidiary or division of another corporation. True, complete and correct copies of the charter documents of the Company, as the same may be amended or restated, through the date hereof have been made available to the Buyer (the “Charter Documents”).

     3.3. Subsidiaries. NWNZ does not own and has never owned, of record or beneficially, and does not control, directly or indirectly, the capital stock, securities convertible into capital stock or other equity interests in any corporation, association or other business entity relating to the Business. NWNZ is not and, except as described on Schedule 3.3, has not been, directly or indirectly, a participant in any joint venture, partnership, limited liability company or other non-corporate entity relating to the Business.

     3.4. Financial Information. The Company has previously furnished to the Buyer (i) statements of quarterly sales to MDT customers for the years ended December 31, 2009, 2010 and 2011, (ii) internal Company reports reflecting pro forma revenue and gross margin information for the Products for the years ended December 31, 2009, 2010 and 2011, (iii) cost of sales information for each of the Products for the years ended December 31, 2009, 2010 and 2011, (iv) pro forma statements operating expenses related to the Business Group Employees for the years ended December 31, 2009, December 31, 2010 and December 31, 2011 (collectively, the “Financial Information”). Except as set forth on Schedule 3.4, the Financial Information fairly presents, in all material respects, the financial performance of the Business for the years ended each of December 31, 2009, 2010 and 2011, excluding the impacts of any shared cost allocations among the Company and its Affiliates such as rent, accounting support, information technology support, supply chain services or other back office support costs (with respect to which the Company makes no representations or warranties). Except to the extent reflected in the Financial Information, to the Company’s Knowledge, the Company does not have any Liability that would reasonably be expected to materially and adversely affect the Business or the Assets, other than Liabilities which have arisen since the date of the Financial Information in the ordinary course of business.

     3.5. Licenses and Permits. Schedule 3.5 contains a list of the material Licenses and Permits currently held by the Company in connection with operating the Business.

     3.6. Assets and Properties.

     (a) Real Property. The Company does not own any interest in real property related to the Business, except as set forth in Schedule 3.6.

     (b) Personal Property. Except as set forth on Schedule 3.6 and except for inventory, supplies and other personal property disposed of or consumed, and accounts receivable collected or written off, and cash utilized, all in the ordinary course of business consistent with past practice, the Company owns all of the Assets free and clear of any Liens, except for Permitted Liens.

     (c) Condition of Properties. To the Company’s knowledge, the tangible Assets are free from material defects, except as would not materially and adversely affect the operation of the Business as presently conducted.

     3.7. Contracts.

     (a) Except as set forth on Schedule 3.7, there are no written contracts, licenses, agreements, arrangements and commitments that relate to the Business to which the Company is a party, or by which the Assets or the Business are bound that relate to (contracts and agreements required to be disclosed on Schedule 3.7, collectively, the “Contracts”) (i) the sale, lease or other disposition by the Company of all or any substantial part of the Business, (ii) the Intellectual Property used exclusively in the Business that involve annual payments by the Company in excess of $5,000 per year, (iii) the employment of any Business Group Employee, (iv) collective bargaining with, or any representation of any Business Group Employee by, any labor union or association, (v) any contract related to the Business that is still in effect pursuant to which $10,000 or more has been paid or received by the Company in the twelve (12) month period ended December 31, 2011, (vi) any contract restricting or limiting (or purporting to restrict or limit) the ability or freedom of the Company to engage in the Business, and (vii) the sale of Assets (other than sales of inventory in the ordinary course of business consistent with past practice). Copies of all Contracts listed on Schedule 3.7 have been provided or otherwise made available to the Buyer.

     (b) Each Contract is valid, binding and enforceable against the Company, and to the Company’s Knowledge, valid, binding and enforceable against the other parties thereto. The Company is not currently in violation in any material respect of any of the terms or conditions of any Contract and, to the Knowledge of the Company, all of the material covenants to be performed by any other party thereto have been performed in all material respects. The Company has not received any written notice that it is in default under or in breach of, or is in receipt of any written claim of default or breach under any Contract to which it is a party, except for such breaches or defaults that would not, individually or in the aggregate, reasonably be expected to be material. The Company has not received any written notice of cancellation or termination of any Contract and, to the Company’s Knowledge, no event has occurred which with the passage of time or the giving of notice or both would result in a material default, breach or event of noncompliance by the Company under any such Contract.

     3.8. No Violations. Except as set forth on Schedule 3.8, neither the execution, delivery and performance by the Company of this Agreement and the other Transaction Documents nor the consummation of the transactions contemplated hereby or thereby by the Company (with or without the passage of time or the giving of notice, or both) will:

     (a) contravene, conflict with or result in a violation or breach of, constitute a default under, require any consent under, or give a right to terminate or cancel under, (A) the Charter Documents or other organizational documents of the Company or (B) any (1) Judgments or (2) Laws, in each case, binding upon or applicable to the Company or by which it or any of the Assets are bound;

     (b) contravene, conflict with, result in a violation or breach of, constitute a default under, require any consent under, or give a right to terminate or cancel under, any of the terms or conditions of any Contract;

     (c) result in the creation or imposition of any Lien upon any of the Assets (other than Permitted Liens);

     (d) require the consent or approval of, notice to, registration or filing with, or authorization or order of, any Governmental Authority; or

     (e) require consent or approval of, or notice to, any Person under any Contract.

     3.9. Litigation and Related Matters. Except as set forth on Schedule 3.9, there are no, and during the past three (3) years there have not been, any actions, suits, arbitrations, mediations or proceedings (each, a “Proceeding”) or written claims, in each case against the Company, affecting the Business or the Assets that are (a) currently pending or, to the Knowledge of the Company, threatened in writing and which involve or affect the Business or the Assets, or (b) currently pending or threatened by the Company against any third party which involve or affect the Business or the Assets. To the Company’s Knowledge, there are no unsatisfied Judgments against the Company or the Business, its properties or the Assets. There is no Proceeding pending, or to the Knowledge of the Company, threatened against the Company seeking to prevent or delay the consummation of the transactions contemplated by this Agreement and the other Transaction Documents.

     3.10. Intellectual Property Rights.

          (a) Other than commercially available off-the-shelf software (and licenses with respect thereto), Schedule 3.10(a) sets forth a complete and correct list of: (i) all patented or registered Intellectual Property of the Company and all pending patent applications or other applications for registration of Intellectual Property Rights in each case owned, filed or used by the Company in connection with the Business (which list shall include any registered Intellectual Property to be transferred or licensed to the Buyer hereunder); (ii) all computer software owned or used by the Company in the Business (which list shall include any material software to be transferred to the Buyer hereunder); (iv) all written licenses or similar written agreements to which the Company is a party, either as licensee or licensor, for the Intellectual Property used in the Business (which list shall include any Intellectual Property to be transferred or licensed to the Buyer hereunder); and (v) allowances for use by Buyer of Intellectual Property retained by the Company, as described in Schedule 3.10(a).

          (b) Except as set forth in Schedule 3.10(b), (i) the Company owns and possesses all right, title and interest in and to, or has a valid and enforceable right to use, the Intellectual Property listed on Schedule 3.10(a), free and clear of all Liens other than Permitted Liens, and no claim by any third party contesting the validity, enforceability, use or ownership of any of such Intellectual Property has been made against the Company in writing or, to the Knowledge of the Company, is threatened, (ii) the Intellectual Property listed on Schedule 3.10(a) comprise all material proprietary rights necessary for the operation of the Business as currently conducted, (iii) the loss or expiration of any Intellectual Property owned by, issued to or licensed to the Company would not have a Material Adverse Effect, and to the Company’s Knowledge, no such loss or expiration is pending or threatened, (iv) the Company has not received any notices of any infringement or misappropriation by, or conflict with, any third party with respect to any Intellectual Property set forth on Schedule 3.10(a) (including, without limitation, any demand or request that the Company license rights from a third party), (v) the Company has not infringed, misappropriated or otherwise conflicted with any Intellectual Property rights of any third parties, (vi) to the Company’s Knowledge, the Intellectual Property owned or licensed to the Company used in the Business has not been infringed, misappropriated or conflicted by any third party and (vii) to the Company’s Knowledge, the Company is not transferring to Buyer any pirated or illegally obtained software, and to the Company’s Knowledge, the Company possess valid licenses to all commercially available off-the-shelf software being transferred to Buyer.

          (c) Except as set forth in Schedule 3.10(c), the Company has not (i) transferred ownership (or joint ownership) of, or granted or agreed to grant any license or right to use with respect to, or authorized the retention of any rights to use or joint ownership of, any Assigned Intellectual Property to any Person; or (ii) permitted any Person to modify, improve or create derivative works of Assigned Intellectual Property.

          (d) Except as set forth in Schedule 3.10(d), to the Company’s Knowledge, (i) the Company has taken commercially reasonable steps to protect the Company’s rights in the confidential information and Trade Secrets of the Company and third parties and (ii) the Company has and enforces a policy requiring each of its employees and independent contractors to execute a proprietary information/confidentiality agreement pursuant to which each such employee and independent contractor agrees not to make any unauthorized disclosure or use of such confidential information or Trade Secrets.

          (e) Except as set forth in Schedule 3.10(e), (i) no former or current IP Participant has filed or asserted or, to the Company’s Knowledge, threatened in writing any claim against the Company in connection with his or her involvement in Intellectual Property of the Company used in the Business and (ii) no former and current managers, officers, directors, owners, employees or independent contractors who have authored, co-authored or otherwise contributed to or participated in any material way in the conception and development of Assigned Intellectual Property (each, an “IP Participant”) has any patents issued or, to the Company’s Knowledge, applications pending for any device, process, design or invention of any kind used in the Business which patents or applications have not been assigned to the Company in writing (copies of which have been provided to Buyer prior to the date hereof), respectively.

          (f) Except as set forth in Schedule 3.10(f), the Company has no obligation to compensate any Person for the development, use, sale or exploitation of any Assigned Intellectual Property.

     3.11. Employee Benefit Plans.

     (a) Except as identified on Schedule 3.11, NWNZ has no Plans for which the Buyer shall be liable. For purposes of this Agreement, the term “Plan” shall mean any bonus, incentive or deferred compensation, severance, termination, retention, change of control, option agreements to purchase capital stock or other equity interests, unit or other equity appreciation rights, unit or other equity purchase rights, phantom equity, restricted units or equity, incentive, fringe benefit, sick leave, vacation, paid time off, leave of absence, profit sharing, pension, retirement, medical, life, disability, accident, salary continuation, and supplemental retirement plans, contracts, arrangements, or policies adopted by the Company. To avoid doubt, employee rights and entitlements arising by operation of statute or common law (whether in New Zealand or the United States of America) do not constitute Plans.

     (b) Since its inception, NWNZ has never had nor has made any contributions to, or had any obligation to contribute to, or participated in any superannuation scheme or similar scheme for which the Buyer may have any liability. To avoid doubt, the parties acknowledge that the Buyer may become liable to make compulsory employer contributions under the KiwiSaver Act 2006 for periods following the Closing Date.

     (c) Neither the execution and delivery of this Agreement by NWNZ nor the consummation of the transactions contemplated hereby will (i) entitle any current or former employee of NWNZ to severance pay, unemployment compensation or any similar payment under an agreement to which the Company is a party for which the Buyer shall be liable, or (ii) accelerate the time of payment or vesting, or increase the amount, of any compensation due to any such employee or former employee under an agreement to which the Company is a party.

     3.12. Employees; Employee Relations.

     (a) Schedule 3.12(a) sets forth the name and current annual salary (or rate of pay) and other cash compensation (including, without limitation, normal bonus, profit-sharing and other compensation) payable (or previously payable) by NWNZ to each employee (which for all purposes of this Agreement shall include employees leased by NWNZ from a third party) and consultant of the Company, in each case who devotes all or substantially all of such Person’s time to the Business.

     (b) NWNZ is not a party to, or bound by, the terms of any collective bargaining agreement. To the Company’s Knowledge, there are no union organizing efforts underway or threatened and there are, and in the last four (4) years there have been, no labor strikes, slowdowns, work stoppages, lockouts or other similar material labor disputes pending that relate to the Business.

     (c) Except as disclosed on Schedule 3.12(c), NWNZ is not a party to any employment contract with any individual or employee listed on Schedule 3.12(a).

     3.13. Insurance. Schedule 3.13 contains an accurate list of the policies and contracts (including insurer, named insured and type of coverage) for fire, casualty, liability and other forms of insurance maintained by, or for the benefit of, the Company and affecting the Business or the Assets.

     3.14. Business Relations. Schedule 3.14(a) contains an accurate list of all customers of the Business who placed orders with the Company involving aggregate payments in excess of $10,000 during the twelve months ending December 31, 2011. Schedule 3.14(b) contains an accurate list of all suppliers or other vendors of the Business to whom the Company made aggregate payments in excess of $10,000 during the twelve months ending December 31, 2011. To the Company’s Knowledge, the Company is not required to provide any bonding or other financial security arrangements in any material amount in connection with any transactions with any such customers or suppliers. To the Company’s Knowledge, no customer or supplier of the Company set forth or required to be set forth in Schedule 3.14(a) or (b) has given the Company or any of its Affiliates, officers, directors, employees, agents or representatives, written notice that it intends to stop or materially alter its business relationship with the Company (whether as a result of the consummation of the transactions contemplated by this Agreement or the other Transaction Documents or otherwise).

     3.15. Absence of Certain Changes or Events. Except as set forth on Schedule 3.15, since December 31, 2011, to the Company’s Knowledge, there has not been (a) any damage, destruction or casualty loss in excess of $10,000 to any tangible Asset (whether or not covered by insurance), (b) any event or circumstance that would reasonably be expected to have a Material Adverse Effect, (c) any entry into any transaction, commitment or agreement (including, without limitation, any borrowing) material to the Business, except transactions, commitments or agreements in the ordinary course of business consistent with past practice, (d) any sale, transfer or other disposition of, or the creation of any Lien (other than Permitted Liens) upon, any part of the Assets, tangible or intangible, except for sales of inventory and use of supplies and collections of accounts receivables in the ordinary course of business consistent with past practice, or (e) any action for the winding up, liquidation, dissolution or reorganization or for the appointment of a receiver, administrator or administrative receiver, trustee or similar officer of all or any of the Assets.

     3.16. Sufficiency of Assets. Except as set forth on Schedule 3.16, to the Knowledge of the Company, the Assets constitute all of the assets necessary to operate the Business as it is being operated on the date hereof.

     3.17. Indebtedness. Except as set forth in Schedule 3.17 or reported in the Financial Information, the Company does not have any outstanding Indebtedness affecting the Business or the Assets.

     3.18. Warranties. The Company has not been notified of any claims for (and, to the Knowledge of the Company, there are no threatened claims for) any extraordinary product returns or extraordinary warranty obligations relating to any of the Products.

     3.19. Compliance with Anti-Bribery Laws. In connection with the sale or distribution of Products to a government or governmental agency, to the Knowledge of the Company, the Company has complied with the U.S. Foreign Corrupt Practices Act of 1977 and the Organisation for Economic Cooperation and Development (OECD) Convention on Combating Bribery of Foreign Public Officials in International Business Transaction.

     3.20 Inventory Obsolescence. To the Company's Knowledge, the Flextronics components described on Schedule 1.3 that the Company has committed prior to the date hereof to purchase from Flextronics(the components committed to be purchased by the Company to the extent set forth on Schedule 1.3, the “Flex Components”) are consumable in the normal course of business, and in any event, within eighteen (18) months following the Effective Date.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF BUYER

     The Buyer represents and warrants to the Company that all of the following representations and warranties set forth in this Article IV are true and correct.

     4.1. Authorization. Each of this Agreement and the Transaction Documents to which the Buyer is a party has been duly executed and delivered by the Buyer and constitutes the legal, valid and binding obligations of the Buyer, enforceable against the Buyer in accordance with its terms, except to the extent that such enforcement is subject to an Equitable Exception. The Buyer has all corporate power, capacity and authority to execute, and perform its obligations under, this Agreement, the Transaction Documents, as applicable, and all other agreements and documents contemplated hereby.

     4.2. Due Organization. The Buyer is duly formed, validly existing and in good standing under the laws of the State of Delaware with all requisite company power and authority to own, lease and operate its properties and to carry on its business as now being conducted.

     4.3. No Conflicts. Except as set forth on Schedule 4.3, neither the execution, delivery and performance by the Buyer of this Agreement and the other Transaction Documents nor the consummation of the transactions contemplated hereby or thereby by the Buyer (with or without the passage of time or the giving of notice, or both) will:

     (a) contravene, conflict with or result in a violation or breach of, constitute a default under, require any consent under, or give a right to terminate or cancel under, (A) the organizational documents of the Buyer, true and correct copies of which have been made available to the Company or (B) any (1) Judgments or (2) Laws, in each case, binding upon or applicable to the Buyer or any of its Affiliates or by which they or any of their respective properties or assets are bound;

     (b) contravene, conflict with, result in a violation or breach of, constitute a default under, require any consent under, or give a right to terminate or cancel under, any of the terms or conditions of any contract or agreement to which the Buyer or any of its Affiliates is party; or

     (c) require the consent or approval of, notice to, registration or filing with, or authorization or order of, any Governmental Authority.

     4.4. No Litigation. There are no actions, suits, proceedings, orders or investigations pending or, to the Buyer’s knowledge, threatened against or affecting the Buyer at law or in equity, or before or by any Governmental Authority, which would adversely affect Buyer’s performance under this Agreement or the Transaction Documents or the consummation of the transactions contemplated hereby or thereby.

     4.5. Sufficient Funds. The Buyer has, and shall have at such times after the Closing as when due, sufficient cash, or immediate and unconditional access to sufficient cash, to pay in full all amounts payable to the Company hereunder, to make all other necessary payments by it in connection with the purchase of the Assets and the assumption of the Assumed Liabilities and to pay all of its related fees and expenses, in each case as and when due.

ARTICLE V
COVENANTS OF THE PARTIES

     5.1. No Third-Party Beneficiaries. Except for the parties hereto and as contemplated by Section 5.7(d), nothing herein express or implied by this Agreement shall confer upon any Affiliate, direct or indirect shareholder, director, officer or employee of the Company or the Buyer, or legal representative thereof, any rights or remedies, including any right to employment or benefits for any specified period, of any nature or kind whatsoever, under or by reason of this Agreement.

     5.2. Press Releases. None of the Buyer, the Company or any of their Affiliates shall issue any press release or otherwise make any public statement, filing or other communication, in each case with respect to the transactions contemplated hereby, without the prior consent of the other parties hereto.

     5.3. Confidentiality. For a period of five (5) years following the Closing Date, the Company shall not, and the Company shall cause its Affiliates who received Confidential Information from the Company or its representatives acting on its behalf, use for its or their own benefit (other than in connection with the license granted by Section 1.6) or divulge or convey to any third party, in violation of this Section 5.3 any Confidential Information; provided, however, that the Company and its Affiliates may furnish such portion (and only such portion) of the Confidential Information (a) to its officers, directors, affiliates, investors, direct or indirect equityholders and potential direct or indirect equityholders, financing sources and potential financing sources, agents and representatives who the Company in good faith believes needs to know such information and only to the extent such individuals have executed a confidentiality agreement at least as restrictive as this Section 5.3 or are otherwise obligated to keep such information confidential, and (b) as the Company or such Affiliate determines in good faith it is legally obligated to disclose under Applicable Law or the terms of a subpoena, civil investigative demand or order issued by a Governmental Authority. To the extent permitted by Applicable Law and the terms of the applicable request from a Governmental Authority, the Company will provide the Buyer with prompt notice of any such request or requirement from a Governmental Authority so that the Buyer may seek (at its sole cost and expense) a protective order or other appropriate remedy. For purposes of this Agreement, “Confidential Information” consists of all confidential and proprietary information and data of the Company relating exclusively to the Business and which is included as an Asset assigned to the Buyer hereunder (including, as applicable, Intellectual Property, customer, subscriber, member and supplier lists, pricing information, marketing plans, market studies, client development plans, business acquisition plans and all other information or data); provided that Confidential Information shall not include any data or information that (i) is or becomes available to the public other than as a result of a breach of this Section 5.3, (ii) becomes available to the Company or any of its Affiliates, agents or representatives from a source other than the Buyer, provided that such source is not known by the Company to be bound by a confidentiality obligation to the Buyer or any of its Affiliates, or otherwise prohibited from disclosing the information, or (iii) which was or is independently developed by the Company or any of its Affiliates, agents or representatives without the use of or reliance upon any Confidential Information.

     5.4. Non-Competition and Non-Solicitation.

     (a) The Company agrees that, without the prior written consent of Buyer, for a period of five (5) years immediately following the Closing Date, the Company will not, (i) directly or indirectly distribute and sell asset tracking hardware in competition with the Business; or (ii) solicit for sale of asset tracking hardware (only) any person or entity that is a customer of the Business as of the Closing Date or any person or entity that was a customer of the Business in the one-year period immediately prior to the Closing Date; provided, however, that nothing herein shall prohibit the Company from (x) distributing or selling products (including hardware) as part of a Bundled Solution), (y) distributing or selling products that are not in competition with the Business (as conducted on the date hereof) or (z) soliciting in connection with the activities contemplated by clause (x) or clause (y) any person or entity that purchased the Company’s asset tracking software or services (whether alone or in connection with hardware) at any time on or prior to the Closing Date.

     (b) For a period of five (5) years following the Closing, the Company shall not, and shall cause its Persons who act at the request of or otherwise to the benefit of the Company in connection with the recruitment, retention or hiring of employees not to, solicit or recruit any Business Group Employees. The foregoing shall not prohibit (i) a general solicitation to the public of general advertising or similar methods of solicitation not specifically directed at Business Group Employees or (ii) the Company from soliciting, recruiting or hiring any Business Group Employee who has ceased to be employed or retained by the Buyer (or who never becomes a Transferred Employee).

     (c) The Company acknowledges that since the Business involves technology that is used in products sold throughout the world, Buyer shall receive non-competition protection for the activities as defined in Section 5.4(a) worldwide.

     (d) If, at the time of enforcement of any of the provisions of this Section 5.4 a court holds that the restrictions stated herein are unreasonable under the circumstances then existing or are otherwise illegal, invalid or unenforceable in any respect by reason of its duration, definition of geographic area or scope of activity, or any other reason, the parties hereto agree that the maximum period, scope or geographical area reasonable or otherwise enforceable under such circumstances shall be substituted for the stated period, scope or area.

     (e) The Company acknowledges that: (i) the covenants and the restrictions contained in this Section are necessary, fundamental, and required for the protection of the goodwill of the Business purchased by Buyer; (ii) such covenants relate to matters which are of a special, unique, and extraordinary character that gives each of such covenants a special, unique, and extraordinary value; and (iii) a breach of any of such covenants may result in irreparable harm and damages to Buyer which cannot be adequately compensated by a monetary award. Accordingly, it is expressly agreed that in addition to all other remedies available at law or in equity, Buyer shall be entitled to seek the immediate remedy of a temporary restraining order, preliminary injunction, or such other form of injunctive or equitable relief as may be used by any court of competent jurisdiction to restrain or enjoin any of the parties hereto from breaching any such covenant or provision or to specifically enforce the provisions hereof.

     (f) Notwithstanding anything herein to the contrary, in the event the Company or one or more of its business units is acquired (including by merger, operation of law or otherwise) directly or indirectly by any Person or group of Persons (such an acquiring Person, a “Successor”), nothing in this Agreement shall prohibit any Successor from continuing to operate (including to expand) any business operated by such Successor on or prior to the date such Successor acquired the Company (or any of its business unit(s)); provided that such Successor may not use the Company Retained IP Rights or the Intellectual Property rights associated with the Qtanium family of products otherwise in violation of this Section 5.4.

     5.5. Sales and Use Taxes. It is the understanding by the parties that the transfer of the Assets to Buyer is not subject to sales or use tax; provided, however, the parties agree that any state or U.S. local sales or use taxes that are ultimately determined to be payable as a result of the transfer of the Assets to the Buyer shall be fully paid and discharged 50% by the Company and 50% by the Buyer. Except as contemplated by the first sentence of this Section 5.5, if (a) the Buyer is required by law to make any deduction or withholding from any sum payable by it to the Company under this Agreement or (b) the Company is required by law to make any payment on account of any tax (other than Tax on the Company’s overall net income) or any other matter on or in relation to any amount received or receivable by it from the Buyer under this Agreement, then the sum so payable by the Buyer will be increased to the extent necessary to ensure that after the making of such deduction, withholding or payment, the Company receives and retains (free of any liability in respect of such deduction, withholding or payment) a net sum equal to the sum that the company would have received and so retained had no such deduction, withholding or payment been made.

     5.6. Product Warranty Claims. From and after the Closing Date, for the product lines included in the Assets only, the Buyer shall be responsible for repairing or replacing products under valid third party warranty claims for defective products; provided that for all third party warranty claims for defective products included in the Assets, including, without limitation, the MDT Family Products, sold by the Company prior to the Closing Date (only), NUSA shall reimburse the Buyer for reasonable warranty repair expenses incurred by the Buyer to the extent required under the warranty provided by the Company with respect to such products sold by the Company prior to the Closing; provided further that notwithstanding the foregoing, the Company shall not have any liability under this Section 5.6 (a) unless and until the aggregate amount of reasonable warranty repair expenses for which the Company would, but for this proviso, be liable exceeds on a cumulative basis an amount equal to $10,000, and then only to the extent of any such excess; and (b) for claims or amounts not required to be paid under the express terms of the applicable standard written product warranty provided by the Company to such claimant with respect to such product.

     5.7. Employees.

     (a) Effective on the Closing Date, the Buyer shall offer to employ those employees of the Company and its Affiliates who are listed on Schedule 5.7 attached hereto at salary and wages not less than the amounts set forth opposite their name on Schedule 5.7 as applicable, and with other benefits that are substantially the same or better in the aggregate as provided by the Company immediately prior to the Closing Date; provided that such employment shall be conditioned on such employees effectively waiving any entitlement to notice or pay in lieu of notice in connection with their termination of employment with the Company and its Affiliates. The Company makes no representation as to whether such employees will accept employment with the Buyer. Each employee listed on Schedule 5.7 attached hereto who accepts the Buyer’s offer of employment shall be referred to herein as a “Transferred Employee.” The Buyer shall not reduce the salaries or benefits applicable to any Transferred Employee at any time prior to the first anniversary of the Closing Date.

     (b) With respect to each Transferred Employee:

     (i) The Buyer shall waive pre-existing condition requirements, evidence of insurability provisions, waiting period requirements or any similar provisions under any employee benefit plan or compensation arrangements maintained or sponsored by or contributed to by the Buyer for such Transferred Employees after the Closing Date.

     (ii) The Buyer shall apply toward any deductible requirements and out-of-pocket maximum limits under its employee welfare benefit plans any amounts paid (or accrued) by each Transferred Employee under the Company’s welfare benefit plans during the current plan year, if applicable.

     (iii) The Company’s medical plans shall be responsible for expenses covered by the Company’s medical plans; provided that such expenses were incurred prior to the Closing Date; and provided further that the claim for such expenses is submitted to the Company within 90 days after the Closing Date. The Buyer’s plans shall assume responsibility for all other health care benefits relating to Transferred Employees.

     (iv) With respect to its employee benefit plans, programs and policies, the Buyer shall recognize for purposes of participation, eligibility and vesting (but not for purposes of benefit accrual and compensation arrangements) the service of any Transferred Employee with the Company or its Affiliates prior to the Closing Date.

     (v) The Buyer shall be responsible for all workers’ compensation benefits payable to Transferred Employees with respect to injuries to Transferred Employees on or after the Closing Date.

     (vi) To the extent applicable, Seller and Buyer agree that the responsibilities for payroll taxes with respect to Transferred Employees shall be assigned under the Alternative Procedure described in Rev. Proc. 96-60.

     (c) The Buyer represents that it does not currently contemplate a plant closing or mass lay-off of Transferred Employees, or any terminations that in the aggregate would constitute a mass lay-off of Transferred Employees within one year following the Closing Date that could cause any liability to the Company or any of its Affiliates.

     5.8. Employee Accommodations. Upon the written request by Buyer prior to the Closing, NWNZ agrees from the Closing Date until ninety (90) days following the Closing Date, at such cost to the Buyer and upon other reasonable terms and conditions as agreed to by Buyer and the Company in writing, to provide office, work and engineering space in NWNZ’s Auckland, New Zealand facility to the Transferred Employees.

     5.9. Commitment to Purchase Modules. Prior to the execution hereof, the Buyer has delivered to the Company a true and correct copy of that certain fully executed supply agreement between Telit Communications PLC and/or its Affiliates and the Buyer and/or its Affiliates, a copy of which is attached hereto as Exhibit G.

ARTICLE VI
INDEMNIFICATION

     6.1. General Indemnity.

     (a) The Company, jointly and severally, hereby agrees to defend, indemnify and hold harmless the Buyer and its Representatives (each, a “Buyer Indemnified Party”) from and against Losses caused by, resulting from or arising out of:

     (i) breaches of representations or warranties made by the Company in Article III on the part of the Company;

     (ii) failures by the Company to perform or otherwise fulfill its obligations under this Agreement;

     (iii) any Excluded Liabilities;

     (iv) the failure to use, consume or otherwise dispose of, on or prior to the date that is eighteen (18) months after the Effective Date, any Flex Components purchased by Buyer (for the avoidance of doubt, the failure to use, consume or otherwise dispose of components purchased from Flextronics based on commitments entered into or agreed upon by Buyer or any of its Affiliates after the Effective Date shall not be considered "Flex Components" and shall not be subject to indemnification hereunder);

provided that the Company shall not have any liability under Section 6.1(a)(i) unless and until the aggregate amount of Losses for which the Company would, but for this proviso, be liable exceeds on a cumulative basis an amount equal to $20,000, and then only to the extent of any such excess; provided further that the Company’s aggregate liability under Section 6.1(a)(i) shall in no event exceed $1,250,000. The Buyer agrees on behalf of itself and the Buyer Indemnified Parties that in the event of any claim giving rise to an indemnification obligation of the Company hereunder, Buyer shall take and cause its Affiliates to take, or cooperate with the Company, if so requested by the Company, in order to take, all reasonable measures to mitigate the Losses caused by, resulting from or arising out of the circumstances giving rise to such claim, including without limitation selling and/or otherwise disposing Flex Components.

     (b) The Buyer agrees to defend, indemnify and hold harmless the Company and its Representatives (collectively, the “Seller Indemnified Parties”) from and against Losses caused by, resulting from or arising out of:

     (i) breaches of representations or warranties made by the Buyer in Article IV hereof on the part of the Buyer;

     (ii) failures by the Buyer to perform or otherwise fulfill its obligations under this Agreement;

     (iii) any Assumed Liability or the operation of the Business from and after the Closing (except for any Excluded Liability);

provided that the Buyer shall not have any liability under Section 6.1(b)(i) unless and until the aggregate amount of Losses for which the Buyer would, but for this proviso, be liable exceeds on a cumulative basis an amount equal to $20,000, and then only to the extent of any such excess. The Company agrees on behalf of itself and the Seller Indemnified Parties that in the event of any breach giving rise to an indemnification obligation of the Buyer hereunder, the Company shall take and cause its Affiliates to take, or cooperate with the Buyer, if so requested by the Buyer, in order to take, all reasonable measures to mitigate the consequences of the related breach.

     (c) Indemnification Procedures.

     (i) If any Buyer Indemnified Party or Seller Indemnified Party (the party seeking indemnification, as applicable, the “Indemnified Party”) may seek indemnification pursuant to this Section 6.1, the Indemnified Party shall promptly give written notice (an “Indemnified Party Claim Notice”) to the Company or the Buyer, as applicable, (the “Indemnifying Party”) after receiving written notice of any action, lawsuit, proceeding, investigation or other claim against it (if by a third party) or discovering the Loss, obligation or facts giving rise to such claim for indemnification, describing the claim, the amount thereof (or estimate if not then known), and the basis thereof in respect of which an Indemnified Party is seeking indemnification, provided, however, that the failure to so notify the Indemnifying Party shall not reduce or affect the Indemnifying Party’s obligations with respect thereto except to the extent that the Indemnifying Party is prejudiced thereby. Thereafter, the Indemnified Party shall deliver to the Indemnifying Party, within five business days after the Indemnified Party’s receipt thereof, copies of all notices and documents (including court papers) received by the Indemnified Party relating to any third party claim.

     (ii) The Indemnifying Party shall have the right to assume the control of the defense of any third party claim if the Indemnifying Party provides a written notice to the Indemnified Party indicating the Indemnifying Party’s decision to undertake the defense of such third party claim. If the Indemnifying Party assumes the defense of such third party claim, such defense will be at the expense of the Indemnifying Party with counsel selected by the Indemnifying Party and reasonably satisfactory to the Indemnified Party; provided, however, that the Indemnifying Party must conduct the defense of the third party claim actively and in a commercially reasonable manner thereafter in order to preserve its right to assume and control such defense. Amounts paid in defense of such third party claims shall be deemed to be Losses indemnified by the Indemnifying Party pursuant to the applicable provision in Section 6.1(a) or Section 6.1(b) to which such claim is being indemnified. If the Indemnifying Party assumes the defense of such third party claim, the Indemnified Party shall have the right to employ separate counsel and to participate in the defense thereof, but the fees and expenses of such counsel shall be solely at the expense of the Indemnified Party. The parties, including their respective counsels, shall reasonably cooperate in the defense and prosecution of any third party claim in respect of which indemnity may be sought under this Section 6.1. The Indemnifying Party shall not, without the prior written consent of the Indemnified Party (which shall not be unreasonably withheld, conditioned or delayed), settle or voluntarily discharge any third party claim, or consent to any judgment with respect to any third party claim, unless such settlement, discharge or consent to judgment: (i) includes the giving by the person or persons asserting such third party claim to the Indemnified Party of an unconditional release from all liability with respect to such third party claim and (ii) does not involve the Indemnified Party agreeing to or otherwise being bound by any restriction or condition that would reasonably be expected to limit the ability of the Indemnified Party to operate the Business as it is operated as of the date hereof. No Indemnified Party shall settle, discharge or consent to judgment with respect to any claim that may be subject to indemnification hereunder without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld.

     (d) Indemnification and Liability for the Payment of Certain Taxes. All Taxes and similar ad valorem obligations levied with respect to the Assets for a taxable period that includes (but does not end on) the Closing Date shall be apportioned between the Company, on the one hand, and Buyer, on the other hand, as of the Closing Date based on the number of days of such taxable period included in the period through and including the Closing Date (“Pre-Closing Tax Period”) and the number of days of such taxable period included in the period commencing on the day after the Closing Date (“Post-Closing Tax Period”). The Company shall be liable for the proportionate amount of such Taxes that is attributable to the Pre-Closing Tax Period, and the Buyer shall be liable for the proportionate amount of such Taxes that is attributable to the Post-Closing Tax Period. Within a reasonable period, the Company and the Buyer shall present a statement to the other setting forth the amount of reimbursement to which each is entitled under this Section 6.1(d), together with such supporting evidence as is reasonably necessary to calculate the proration amount. The proration amount shall be paid by the party owing it to the other party within ten (l0) days after delivery of such statement.

     (e) Nature of Payments. Any indemnity payments made under this Agreement shall be treated for Tax purposes as an adjustment to the total consideration paid for the Assets under this Agreement to the extent such characterization is proper or permissible under relevant Tax authorities. In the event of such adjustment, the parties shall prepare and file a supplemental asset acquisition statement on IRS Form 8594 in accordance with the rules under Section 1060 of the Code and the Treasury regulations promulgated thereunder.

     6.2. Certain Other Provisions Relating to Indemnification.

     (a) Notwithstanding anything contained herein to the contrary (but subject to Section 7.1), nothing in this Agreement shall limit the liability of the Company or any other Person in respect of Buyer Losses arising out of any actual fraud committed by the Company or such other Person.

     (b) In no event shall Buyer or the Company offset from any amounts due to the Company (whether pursuant to this Agreement or otherwise) or the Buyer (as applicable) any Losses indemnified pursuant to this Article VI.

     (c) The right to indemnification, reimbursement or other remedy based on the representations, warranties, covenants and agreements contained in this Agreement will not be affected by any investigation conducted with respect to, or any knowledge acquired (or capable of being acquired) about, the accuracy or inaccuracy of, or compliance with, any such representation, warranty, covenant or agreement. If the transactions contemplated hereby are consummated, each party hereby expressly reserves the right to seek indemnification pursuant and subject to the terms and conditions hereof for any breaches notwithstanding any investigation, disclosure or knowledge.

     (d) Following the Closing, except for the right of the parties to seek specific performance or injunctive relief as provided below and the provisions of Section 1.2(c), the indemnification provided in this Article VI shall be the sole and exclusive remedy for any Loss, liability, demand, claim, action, cause of action, cost, damage, deficiency, Tax, penalty, fine or expense, whether or not arising out of third party claims, of any party and its Affiliates with respect to this Agreement or any of the transactions contemplated hereby, including any breach of any representations or warranties or any breach or failure in performance; provided that nothing herein shall preclude any party or its Affiliates from seeking any remedy based upon the provisions of or pursuant to the Supply Agreement or the Buyer Parent Guaranty. Claims relating to the subject matter of Section 1.2(c) shall be made pursuant to the procedures set forth therein, not this Article VI.

     (e) No Indemnified Party hereunder may avoid the limitations on liability set forth in this Article VI by seeking damages for breach of contract, tort or pursuant to any other theory of liability and each party hereby waives, from and after the Closing, to the fullest extent permitted under Applicable Law, any and all rights, claims and causes of action it may have against the other party relating (directly or indirectly) to the subject matter of this Agreement arising under or based upon any federal, state, local or foreign statute, law or ordinance. Notwithstanding the foregoing, neither party’s waiver nor this Section 6.2(e) shall be deemed to affect any right or obligation of any party pursuant to the express terms and conditions of this Agreement or any other Transaction Document.

     (f) The representations and warranties of the Company set forth in this Agreement constitute the sole and exclusive representations and warranties of the Company to the Buyer in connection with the transactions contemplated hereby, and the Buyer understands, acknowledges and agrees that all other representations and warranties of any kind or nature expressed or implied (including, but not limited to, any relating to the future or historical financial condition, results of operations, assets or liabilities of the Company and its Subsidiaries, or the quality, quantity or condition of the Assets) not set forth in Article III are specifically disclaimed by the Company. Except as otherwise set forth in this Agreement, the Company does not make or provide, and the Buyer hereby waives, any warranty or representation, express or implied, as to the quality, merchantability, as for a particular purpose, conformity to samples, or condition of the Assets or any part thereto.

ARTICLE VII
GENERAL

     7.1. Survival of Covenants, Agreements, Representations and Warranties.

     (a) Covenants and Agreements. All covenants made hereunder or pursuant hereto or in connection with the transactions contemplated hereby shall survive the Closing and shall continue in full force and effect until the earlier of (i) the date that is sixty (60) months after the Closing and (ii) the term of such covenant as set forth herein. Provided that notwithstanding anything herein to the contrary, the covenant and agreement set forth in section 6.1(a)(iv) shall terminate and be of no further force and effect form and after the date that is 25 months after Effective Date.

     (b) Representations and Warranties. All representations and warranties contained herein shall survive the Closing and shall continue in full force and effect thereafter for a period of eighteen (18) months from the date hereof; provided, however, that in the event of actual fraud by the Company in connection with any representation or warranty, such representation or warranty shall continue in full force and effect until the expiration of the applicable statute of limitations period.

     (c) Claims Made Prior to Expiration. The parties will only have liability for indemnification under Article VI to the extent an Indemnified Party Claim Notice or a Seller Claim Notice, as the case may be, relating to such indemnification is delivered in good faith prior to the expiration of the foregoing survival periods set forth in this Section 7.1. Notwithstanding the foregoing survival periods set forth in this Section 7.1, the termination of a survival period shall not affect the rights of any party in respect of any claim made in good faith by any party delivering an Indemnified Party Claim Notice in accordance with this Agreement prior to the expiration of the applicable survival period.

     7.2. Successors and Assigns. This Agreement and the rights of the parties hereunder may not be assigned (except by operation of law) and shall be binding upon and shall inure to the benefit of the parties hereto, and their respective successors and assigns permitted hereunder. The Company may assign any of its rights under this Agreement, including the right to receive the amounts under the Promissory Note, the royalties set forth in Sections 1.2(c) and (d), the license set forth in Section 1.6(b) and the commitment set forth in Section 5.8, to any Person without the consent of the Buyer. The Company may assign its obligations to (a) a purchaser (directly or indirectly, and including by merger or otherwise) of at least a majority of the Company’s outstanding equity securities or at least a majority of the Company’s assets on a consolidated basis or (b) to any of its Affiliates in each case without the consent of the Buyer; provided that any assignee assuming the Company’s obligations hereunder agrees in writing to be bound by the terms of this Agreement and has a positive net worth at least equal to the net worth of the Company at the time of assignment. The Buyer may not assign this Agreement or any interest or obligation hereunder (directly or indirectly, whether by merger or otherwise) without the prior written consent of the Company, which consent shall not be unreasonably withheld, conditioned or delayed; provided, however, the Buyer may assign its rights or obligations to (a) a purchaser (directly or indirectly, and including by merger or otherwise) of at least a majority of the Buyer’s outstanding equity securities or at least a majority of the Buyer’s assets on a consolidated basis or (b) to any of its Affiliates in each case without the consent of the Company; provided that any assignee assuming the Buyer’s obligations hereunder agrees in writing to be bound by the terms of this Agreement and has a positive net worth at least equal to the net worth of the Buyer at the time of assignment.

     7.3. Entire Agreement. This Agreement (including the schedules, exhibits and annexes attached hereto), the Confidentiality Agreement dated April 22, 2010 by and between Buyer and the Company, and the Transaction Documents delivered pursuant hereto constitute the entire agreement and understanding among the Company and the Buyer, and supersede any prior agreement and understanding relating to the subject matter of this Agreement. This Agreement, upon execution, constitutes a valid and binding agreement of the parties hereto enforceable in accordance with its terms, and this Agreement and the Annexes hereto may be modified, amended or waived only by a written instrument executed by the Company and the Buyer, acting through, as applicable, their respective officers, duly authorized under Applicable Law.

     7.4. Counterparts. This Agreement may be executed simultaneously in multiple counterparts, including by facsimile or other electronic transmission, each of which shall be deemed an original and all of which together shall constitute but one and the same instrument.

     7.5. Brokers and Agents. Each party represents and warrants that it employed no broker, finder or agent in connection with this transaction and no such Person is entitled to any fee or commission in connection with the transactions contemplated hereby.

     7.6. Expenses. The Buyer will pay the fees, expenses and disbursements of the Buyer and its Representatives incurred in connection with the subject matter of this Agreement and any amendments thereto. The Company will pay the fees, expenses and disbursements of the Company and its Representatives incurred in connection with the subject matter of this Agreement and any amendments thereto.

     7.7. Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by facsimile, upon written confirmation of receipt by facsimile or otherwise, (b) on the first business day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth business day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(i)		If to the Buyer, addressed to:
CalAmp Wireless Networks Corporation
1401 N. Rice Avenue
Oxnard, CA 93030
Facsimile No.: (805) 419-8254
Attention: Garo Sarkissian

With a copy (which shall not constitute notice) to:

Myers, Widders, Gibson, Jones & Schneider, L.L.P.
5425 Everglades Street
Ventura, CA 93003
Facsimile No.: (805) 644-7390
Attention: Theodore J. Schneider, Esq.

(ii)		If to the Company, addressed to:

Navman Wireless North America
2701 Patriot Boulevard Suite 125
Glenview, IL, 60026
Attention: Mike Henn, Executive VP and CFO
Facsimile: 847-729-5988

With a copy to (which shall not constitute notice) to:

Kirkland & Ellis LLP
300 North LaSalle
Chicago, Illinois 60654
Facsimile: 312-862-2200
	Attention:	Margaret A. Gibson, P.C.
Bradley M. Hanna, Esq.

     Any notice or other communication hereunder to the Company delivered to the address above shall be deemed notice to both NWNZ and NUSA.

     7.8. GOVERNING LAW; CONSENT TO JURISDICTION. THIS AGREEMENT SHALL BE CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT REGARD TO CONFLICT OF LAWS PRINCIPLES. EXCEPT AS SET FORTH IN SECTIONS 1.2 (C) AND 6.1(C), THE PARTIES HERETO EXPRESSLY CONSENT AND AGREE THAT ANY DISPUTE, CONTROVERSY, LEGAL ACTION OR OTHER PROCEEDING THAT ARISES UNDER, RESULTS FROM, CONCERNS OR RELATES TO THIS AGREEMENT SHALL: (I) IF BROUGHT BY THE BUYER, BE BROUGHT EXCLUSIVELY IN THE STATE COURTS IN AND OF THE COUNTY OF COOK IN THE STATE OF ILLINOIS, OR THE UNITED STATES DISTRICT COURT FOR THE NORTHERN DISTRICT OF ILLINOIS, OR (II) IF BROUGHT BY THE COMPANY, BE BROUGHT EXCLUSIVELY IN THE STATE COURTS IN AND OF THE COUNTY OF VENTURA IN THE STATE OF CALIFORNIA, OR THE UNITED STATES DISTRICT COURT FOR THE CENTRAL DISTRICT OF CALIFORNIA, AND ACKNOWLEDGE THAT THEY WILL ACCEPT SERVICE OF PROCESS BY REGISTERED OR CERTIFIED MAIL OR THE EQUIVALENT DIRECTED TO THEIR LAST KNOWN ADDRESS AS DETERMINED BY THE OTHER PARTY IN ACCORDANCE WITH THIS AGREEMENT OR BY WHATEVER OTHER MEANS ARE PERMITTED BY SUCH COURTS. THE PARTIES HERETO HEREBY ACKNOWLEDGE THAT SAID COURTS HAVE JURISDICTION OVER ANY SUCH DISPUTE OR CONTROVERSY, AND THAT THEY HEREBY WAIVE ANY OBJECTION TO PERSONAL JURISDICTION OR VENUE IN THESE COURTS OR THAT SUCH COURTS ARE AN INCONVENIENT FORUM.

     7.9. WAIVER OF JURY TRIAL. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW WHICH CANNOT BE WAIVED, EACH OF THE PARTIES WAIVES, AND AGREES TO CAUSE EACH OF ITS SUBSIDIARIES TO WAIVE, AND COVENANTS THAT NEITHER IT NOR ANY OF ITS SUBSIDIARIES WILL ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE) ANY RIGHT TO TRIAL BY JURY IN ANY FORUM IN RESPECT OF ANY ISSUE OR ACTION, CLAIM, CAUSE OF ACTION OR SUIT (IN CONTRACT, TORT OR OTHERWISE), INQUIRY, PROCEEDING OR INVESTIGATION ARISING OUT OF OR BASED UPON THIS AGREEMENT OR THE SUBJECT MATTER HEREOF OR IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE TRANSACTIONS CONTEMPLATED HEREBY, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING. ANY PARTY MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION 7.9 WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF EACH SUCH PARTY TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY.

     7.10. Exercise of Rights and Remedies. Except as otherwise provided herein, no delay of or omission in the exercise of any right, power or remedy accruing to any party as a result of any breach or default by any other party under this Agreement shall impair any such right, power or remedy, nor shall it be construed as a waiver of or acquiescence in any such breach or default, or of any similar breach or default occurring later; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default occurring before or after that waiver.

     7.11. Reformation and Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any of the parties. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Buyer and the Company shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

     7.12. Remedies Cumulative. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder.

     7.13. Specific Performance: Enforcement. The parties agree that irreparable damage may occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, in addition to such other remedies as may be available to it at law or in equity, each of the parties shall be entitled to seek specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which such party is entitled at law or in equity. Each of the parties hereby further waives any defense in any action for specific performance that a remedy at law would be adequate.

     7.14. Captions. The headings of this Agreement are inserted for convenience only, shall not constitute a part of this Agreement or be used to construe or interpret any provision hereof.

     7.15. Amendment. This Agreement may not be amended, supplemented or modified except by an instrument in writing making specific reference to this Agreement and signed by the parties.

     7.16. Disclosure Schedules. All schedules attached hereto are incorporated herein and expressly made a part of this Agreement as though completely set forth herein and all references to this Agreement herein or in any of the schedules shall be deemed to refer to this entire Agreement, including all schedules. The schedules have been arranged for purposes of convenience in separately titled sections corresponding to sections of this Agreement; however, each section of the schedules shall be deemed to incorporate by reference all information disclosed in any other section of the schedules if it is reasonably apparent on its face that such disclosure may be applicable to such other section of the schedules, notwithstanding the fact that a particular section of the Agreement may or may not make reference to a specific section of the schedules. Capitalized terms used in the schedules and not otherwise defined therein have the meanings given to them in this Agreement. The inclusion of information in the schedules shall not be construed as or constitute an admission or agreement that a violation, right of termination, default, liability or other obligation of any kind exists with respect to any item (including any violation of Law or breach of contract), nor shall it be construed as or constitute an admission or agreement that such information is material to the Company. In addition, matters reflected in the schedules are not necessarily limited to matters required by this Agreement to be reflected in the schedules. Such additional matters are set forth for informational purposes only and do not necessarily include other matters of a similar nature. Neither the specifications of any dollar amount in any representation, warranty or covenant contained in this Agreement nor the inclusion of any specific item in the schedules is intended to imply that such amount, or higher or lower amounts, or the item so included or other items, are or are not material, are or are not required to be disclosed, or are within or outside the ordinary course of business (including whether such amounts or items are required to be disclosed as threatened), and no Person shall use the fact of the setting forth of any such amount or the inclusion of any such item in any dispute or controversy between the parties as to whether any obligation, item or matter not described herein or included in the schedules is or is not material or within or outside the ordinary course of business for purposes of this Agreement.

     7.17. Company Representative. NUSA is hereby appointed the representative of the Company for the purpose of this Agreement. The Buyer shall provide all notices or other communications hereunder solely to NUSA. NUSA shall have the sole authority to act on behalf of and to bind the Company for all purposes of this Agreement. The Buyer shall be entitled to rely upon any directions, instructions, consents, approvals, authorizations or other communications provided by NUSA.

(signature page follows)

     IN WITNESS WHEREOF, the parties hereto have executed this Asset Purchase Agreement as of the day and year first above written.

CALAMP WIRELESS NETWORKS CORPORATION

By:	/s/ Richard Vitelle
Name:	Richard Vitelle
Title:	Treasurer

NAVMAN WIRELESS NEW ZEALAND

By:	/s/ Michael L. Henn
Name:	Michael L. Henn
Title:	EVP – Treasurer, CFO

NAVMAN WIRELESS NORTH AMERICA, LP

By:	/s/ Michael L. Henn
Name:	Michael L. Henn
Title:	EVP – Treasurer, CFO

ANNEXES

Annex I	Definitions

Except for Exhibit C and Exhibit F, the following Exhibits and Schedules are omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of such omitted Exhibits and Schedules shall be supplementally furnished to the Securities and Exchange Commission upon request. Exhibit F Supply Agreement is filed as Exhibit 10.1 to this Current Report on Form 8-K.

EXHIBITS

Exhibit A	Not used
Exhibit B	Form of Employment Agreement
Exhibit C	Promissory Note
Exhibit D	Bill of Sale and Assignment and Assumption Agreement
Exhibit E	Buyer Parent Guaranty
Exhibit F	CalAmp/Navman Supply Agreement
Exhibit G	Telit/CalAmp Supply Agreement

SCHEDULES

Excluded Asset Schedule
Existing Customer Schedule
NDA Schedule
Permitted Liens Schedule
Schedule 1.1(a)	Assets
Schedule 1.3	Assumed Liabilities
Schedule 3.2	Organization, Existence and Good Standing
Schedule 3.3	Subsidiaries
Schedule 3.4	Financial Information
Schedule 3.5	Licenses and Permits
Schedule 3.6	Assets and Properties
Schedule 3.7	Contracts
Schedule 3.8	No Violations
Schedule 3.9	Litigation and Related Matters
Schedule 3.10(a)-(f)	Intellectual Property
Schedule 3.11	Employee Benefit Plans
Schedule 3.12	Employees; Employee Relations
Schedule 3.13	Insurance
Schedule 3.14(a)	Significant Customers
Schedule 3.14(b)	Significant Suppliers
Schedule 3.15	Absence of Certain Changes or Events
Schedule 3.16	Sufficiency of Assets
Schedule 3.17	Outstanding Indebtedness
Schedule 5.7	Transferred Employees

Page 1 of Annex I

ANNEX I

TO THAT CERTAIN
ASSET PURCHASE AGREEMENT
DATED AS OF MARCH 31, 2012
BY AND BETWEEN
CALAMP WIRELESS NETWORKS CORPORATION
NAVMAN WIRELESS NORTH AMERICA LP
AND
NAVMAN WIRELESS NEW ZEALAND

DEFINITIONS

     Definitions. As used in this Agreement, the word “including” (and, with correlative meaning, the word “include”) means including, without limiting the generality of any description preceding that word, and the words “shall” and “will” are used interchangeably and have the same meaning. In this Agreement, the following terms shall have the meanings set forth below unless the context requires otherwise:

(1)	"Acceleration Event" has the meaning given in Section 1.2(b).

(2)	“Accounting Firm” has the meaning given in Section 1.2(c)(ii)

(3)	“Affiliate” shall mean, when used with respect to a specified Person, another Person that, either directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with the Person specified. For purposes of this definition, the term “control” (including the terms “controls”, “controlled by” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, contract or otherwise.

(4)	“Agreement” has the meaning given in the Preamble.

(5)	“Applicable Law” means, with respect to any Person, property, transaction, event or other matter, any Law relating or applicable to such Person, property, transaction, event or other matter. Applicable Law also includes, where appropriate, any binding interpretation of the Law (or any part) by any Governmental Authority having jurisdiction over it, or charged with its administration or interpretation.

(6)	“Assets” has the meaning given in Section 1.1.

Page 2 of Annex I

(7)	“Assigned Intellectual Property” means any Intellectual Property assigned to the Buyer hereunder as an Asset.

(8)	“Assigned Product Lines” means the Company’s Qube family of products and the Company’s Mobile Data Terminal SKUs listed on the Assigned Product Lines Schedule attached hereto.

(9)	“Assumed Liabilities” has the meaning given in Section 1.3.

(10)	“The Company’s Knowledge” and “Knowledge of the Company” means the actual knowledge of Michael Henn, Paresh Nagda, Darryn Falkner or T.J. Chung without any obligation of inquiry.

(11)	“Bundled Solution” means any of (i) the direct or indirect sale of fleet tracking hardware and Navman tracking software/services to a new or renewal customer, (ii) the direct or indirect sale of replacement hardware to an existing fleet tracking software/services customer, (iii) the sale of hardware to an indirect channel partner who stocks hardware and only sells that hardware, on a new or renewal basis, to customers also using the Company’s and/or any of its Affiliate's tracking software/services with that hardware.

(12)	“Business” has the meaning given in the first Recital.

(13)	“Business Group Employee” means the employees listed on Schedule 3.12.

(14)	“Buyer” has the meaning given in the Preamble.

(15)	“Buyer Indemnified Party” has the meaning given in Section 6.1(a).

(16)	“Charter Documents” has the meaning given in Section 3.2.

(17)	“Closing” has the meaning given in Section 2.1.

(18)	“Closing Cash Payment” has the meaning given in Section 1.2(a).

(19)	“Closing Date” means the day on which the Closing takes place.

(20)	“Code” means the United States Internal Revenue Code, as amended.

(21)	“Company” has the meaning given in the Preamble.

(22)	“Company Indemnified Party” has the meaning given in Section 6.1(b).

(23)	“Company Retained IP Rights” has the meaning given in Section 1.6(c).

(24)	“Confidential Information” has the meaning given in Section 5.3.

Page 3 of Annex I

(25)	“Contingency” means (i) the Buyer has affirmatively elected not to supply the Products (or, in the event the Company has transitioned to Buyer’s LMU products in accordance with Section 2.6(a)(iii) of the Supply Agreement, the applicable LMU’s) to the Company (e.g., the Buyer has discontinued the Products (or applicable LMU’s following the Company’s transition to such LMU products) or exited the market for supplying such Products (or applicable LMU’s following the Company’s transition to such LMU products)); (ii) the Buyer commences any Insolvency Proceeding with respect to itself, or (iii) any involuntary Insolvency Proceeding is commenced or filed against the Buyer or any writ, judgment, warrant of attachment, execution or similar process, is issued or levied against a substantial part of any such Person’s properties, and any such proceeding or petition shall not be dismissed, or such writ, judgment, warrant of attachment, execution or similar process shall not be released, vacated or fully bonded within sixty (60) days after commencement, filing or levy.

(26)	“Contracts” has the meaning given in Section 3.7(a).

(27)	“Copyrights” shall have the meaning set forth in the definition of “Intellectual Property” set forth in this Annex I.

(28)	“Customer Firmware or Firmware” means any and all iterations of embedded software associated in any with the Products, and/or any associated software development kit or similar utilities that was designed by, and or was formerly sold by the Company as of the Closing. The term includes, but is not limited to, any variations, derivative works, improvements, or modifications of any such firmware, regardless of by whom made. For the avoidance of doubt, the term includes, but is not limited to, firmware even when it is not installed or used on a Fleet Tracking Device or other hardware. Notwithstanding the foregoing, the term does not include the SMDP which, although used by the firmware, is a trade secret of the Company that is an Excluded Asset independent of the Customer Firmware.

(29)	“Equitable Exceptions” has the meaning given in Section 3.1.

(30)	“Excluded Assets” means the assets listed on the Excluded Asset Schedule.

(31)	“Excluded Liabilities” has the meaning given in Section 1.3(a).

(32)	“Existing MDT Customer Relationships” means those Persons identified on the Existing Customer Schedule attached hereto and their respective Affiliates.

(33)	“Financial Information” has the meaning given in Section 3.4.

(34)	“Funded Indebtedness” means with respect to any Person (i) all indebtedness for borrowed money (excluding, for the avoidance of doubt, any accounts payable), (ii) Liabilities evidenced by bonds, debentures, notes, or other similar instruments or debt securities, (iii) Liabilities under or in connection with letters of credit or bankers’ acceptances or similar items, (iv) all Liabilities under capitalized leases, (v) in respect of any of the foregoing obligations, any principal, accrued and unpaid interest on and any prepayment or other premiums, penalties, fees, expenses, indemnities, reimbursements or similar contractual amounts or charges, and, (vi) without duplication, all guarantees with respect to Liabilities of a type described in any of clauses (i) through (v) above.

Page 4 of Annex I

(35)	“GAAP” means United States generally accepted accounting principles.

(36)	“Governmental Authority” means any U.S. or foreign, federal, state, provincial, municipal, local or similar governmental authority, regulatory or administrative agency, tribunal or court.

(37)	“Gross Margin Dollars” means the Gross Sales Price less the purchase price of the turnkey MDT Family Products from the contract manufacturer.

(38)	“Gross Sales Price” means the sales price of the Product, excluding Product Rebates, Taxes and freight.

(39)	"GST" means all goods and services Tax chargeable under the GST Act.

(40)	“GST Act” means the Goods and Services Tax Act 1985 (in New Zealand).

(41)	“IRS” means the United States Internal Revenue Service.

(42)	“Indebtedness” means with respect to any Person: (i) Funded Indebtedness, (ii) Liabilities to pay the deferred purchase price of property or services other than those trade payables incurred in the ordinary course of business, (iii) all Liabilities of the Company under conditional sale or other title retention agreements, (iv) all Liabilities with respect to vendor advances or any other advances made to the Company, (v) all Liabilities of the Company arising out of interest rate and currency swap arrangements and any other arrangements designed to provide protection against fluctuations in interest or currency rates, (vi) any deferred purchase price Liabilities related to past acquisitions, (vii) all Liabilities of the Company arising from any breach of any of the foregoing and (viii) all indebtedness of others guaranteed or secured by any lien or security interest on the assets of the Company.

(43)	“Indemnified Party” has the meaning given in Section 6.1(c).

(44)	“Indemnified Party Claim Notice” has the meaning given in Section 6.1(c).

(45)	“Indemnifying Party” has the meaning given in Section 6.1(c).

Page 5 of Annex I

(46)	“Insolvency Proceeding” means (a) any case, action or proceeding before any court or other Governmental Authority relating to bankruptcy, reorganization, insolvency, liquidation, receivership, dissolution, winding-up, administration or reorganization or relief of debtors, or (b) any general assignment for the benefit of creditors, composition, marshaling of assets for creditors, required suspension of payments, moratorium of any Indebtedness, appointment of a liquidator, provisional liquidator, receiver, administrative receiver, administrator, compulsory manager or similar officer, or other, similar arrangement in respect of its creditors generally or any substantial portion of its creditors; or in each case in (a) and (b) above, undertaken under U.S. Federal, state or foreign law.

(47)	“Intellectual Property” means all of the following: (i) all United States, local, foreign and multinational patents, patent applications therefor, inventions and discoveries that may be patentable, reissues, divisions, renewals, extensions, provisionals, continuations, continuations-in-part, registrations, confirmations, and re-examinations thereof, rights to collect license fees and royalties therefrom and sue for past, present and future infringement thereof, and all corresponding rights throughout the world (collectively, “Patents”); (ii) common law trademarks and service marks, trade dress, trade names, domain names, logos, product names, service names, slogans and similar rights, and applications to register any of the foregoing, and the goodwill associated with all of the foregoing, rights to collect license fees and royalties therefrom and sue for past, present and future infringement, misappropriation and dilution thereof, and all corresponding rights throughout the world (collectively, “Trade Marks”); (iii) copyrights (whether registered or unregistered) in both published and unpublished works and applications for registration thereof, rights in copyrights in any and all media now existing or hereafter created, moral rights, renewals and applications therefor, termination rights, reversion rights, rights to collect license fees and royalties therefrom and sue for past, present and future infringement thereof, and all corresponding rights throughout the world (“Copyrights”); (iv) publicity rights; (v) trade secrets and know-how, processes, knowledge, confidential information, customer lists, software, technical information, data, process technology, plans, all inventions (whether patentable or not, and whether reduced to practice or not), invention disclosures, improvements, drawings and blue prints, in each case, throughout the world and all documentation relating to any of the foregoing including, without limitation, User Data, Website usage data, pricing and cost information, business and marketing plans, advertising statistics, any other financial, marketing and business data, specifications and schematics, rights to collect license fees and royalties therefrom and sue for past, present and future misappropriation or theft thereof, and all corresponding rights throughout the world (collectively, “Trade Secrets”); (vi) all computer software, including all source code, object code, firmware, development tools, files, records and data, commentary, documentation, Company Software and all media on which any of the foregoing is recorded; (vii) all industrial designs and any registrations and applications therefore and corresponding rights throughout the world; (viii) all databases and data collections and all rights therein; (ix) all rights to use the name, likeness, voice, or biographical data concerning any natural Person, Website persona or computer generated avatar, rights to collect license fees and royalties therefrom and sue for past, present and future violation or misappropriation thereof, and all corresponding rights throughout the world; and (x) any other proprietary, intellectual property and other rights relating to any or all of the foregoing anywhere in the world.

Page 6 of Annex I

(48)	“IP Participant” has the meaning given in Section 3.10(e)(iii).

(49)	“Judgment” means any judgment, award, decision, order, decree, writ, injunction, assessment or ruling entered or issued by any governmental authority.

(50)	“Law” means any law, including common law, rule, statute, regulation, order, judgment, decree, treaty or other requirement having the force of law.

(51)	“Licensed Intellectual Property” has the meaning given in Section 1.6.

(52)	“Licenses and Permits” means all governmental licenses, permits, franchises, filings, authorizations, approvals or indicia of authority related to the Business or necessary for the conduct of the Business.

(53)	“Lien” means any mortgage, deed of trust, hypothecation, pledge, lien (statutory or otherwise), security interest, charge or encumbrance of any kind or character, whether voluntary or involuntary (including any conditional sale or other title retention agreement, any lease in the nature thereof and any agreement to give any security interest) and, with respect to capital stock, any option or other right to purchase or any restriction on voting, transfer or other rights.

(54)	“Losses” of a Person shall mean actual direct losses, liabilities, damages, claims, awards, assessments, fines, penalties, settlements, judgments, costs and expenses (including the costs of reasonable investigation, remediation and accountants’ and attorneys’ fees) actually suffered or incurred by such Person, in each case, (i) reduced by any insurance proceeds actually received from third party insurers by such Person with respect to such losses, (ii) reduced by the amount of any Tax benefit actually realized with respect to such Losses in the year in which such Losses were incurred and increased for any Tax cost incurred from the receipt of payments under this Agreement with respect to such Loss in the year in which such Loss was incurred or (iii) reduced by proceeds from third parties actually received by such Person with respect to such losses (but, in each case of clauses (i) and (iii), net of any reasonable expenses incurred in collecting or pursuing such proceeds), but excluding, in each case, incidental, consequential, indirect or punitive losses, liabilities damages or expenses and any losses, liabilities damages or expenses for lost profits or diminution in value or any “multiple of profits”, “multiple of cash flow” or similar valuation methodology used in calculating the amount to Losses). Without limiting the generality of the foregoing, and for the avoidance of doubt, a Loss shall in no event include general and administrative or other overhead expenses.

Page 7 of Annex I

(55)	“Material Adverse Effect” means a material adverse effect upon the financial condition or operating results of the Business taken as a whole.

(56)	“MDT Existing Customer Royalty” has the meaning given in Section 1.2(b)(iii).

(57)	“MDT Family Products” means the MDT860 family of products and their derivative Mobile Data Terminal products, but excluding all Android-based or other GUI operating system based Mobile Data Terminals.

(58)	“MDT New Sales Royalty” has the meaning given in Section 1.2(b)(ii).

(59)	“Nondisclosure and Development Agreement” has the meaning given in the Recitals.

(60)	“Notice of Objection has the meaning given in Section 1.2(c)(ii).

(61)	“NUSA” has the meaning given in the Preamble.

(62)	“NWNZ” has the meaning given in the Preamble.

(63)	“Objection Notice Deadline” means the date that is two (2) years after the delivery of the applicable Royalty and Rebate Statement required to be delivered pursuant to Section 1.2.

(64)	“Patents” shall have the meaning set forth in the definition of “Intellectual Property” set forth in this Annex I.

(65)	“Permitted Liens” means (a) statutory Liens for Taxes, assessments or other governmental charges, in each case, not yet delinquent, (b) mechanics’, carriers’, workers’, repairers’ and similar Liens arising or incurred in the ordinary course of business, (c) zoning, entitlement and other land use and environmental regulations promulgated by any Governmental Authority, (d) Liens that would not reasonably be expected to result in a Material Adverse Effect, (e) Liens listed in the Permitted Liens Schedule and (f) Liens created or incurred by the Buyer, any of its Affiliates or any of their respective successors and assigns.

(66)	“Person” is to be broadly interpreted and includes an individual, a corporation, a limited liability company, a partnership, a trust, an unincorporated organization, the government of a country or any political subdivision thereof, or any agency or department of any such government, and the executors, administrators or other legal representatives of an individual in such capacity.

(67)	“Plan” has the meaning given in Section 3.11(a).

Page 8 of Annex I

(68)	“Post-Closing Tax Period” has the meaning given in Section 6.1(d).

(69)	“PPSA” means the Personal Properties Securities Act 1999.

(70)	“PPSR” has the meaning given to “Register” under the PPSA.

(71)	“Pre-Closing Tax Period” has the meaning given in Section 6.1(d).

(72)	“Price” shall mean (x) for products whose price is determined by the Supply Agreement in accordance with its terms, the price determined in accordance with the Supply Agreement and (y) for all products whose price is not determined by the Supply Agreement in accordance with its terms, the gross sales price of such products.

(73)	“Price Allocation” has the meaning given in Section 1.4(a).

(74)	“Proceeding” has the meaning given in Section 3.9.

(75)	“Product Rebate” has the meaning given in Section 1.2(b).

(76)	“Products” has the meaning given in the Recitals.

(77)	“Promissory Note” has the meaning given in Section 1.2(b).

(78)	“Related to the Business” or “Relating to the Business” means, whether capitalized or not, used exclusively in connection with the Business or necessary for the operation of the Business.

(79)	“Representatives” means with respect to any Person, the officers, directors, employees, and other similar representatives of such Person.

(80)	“Retained Product Lines” means Company’s Qtanium products, serial port expander products and driver ID products.

(81)	“Returned Royalty” has the meaning given in Section 1.2(c)(iv).

(82)	“Royalty and Rebate Statement” has the meaning given in Section 1.2(c)(i).

(83)	“Seller Indemnified Parties” has the meaning given in Section 6.1(b).

(84)	“Simple Message Data Protocol”, or “SMDP” means the full duplex asynchronous protocol developed and used by the Company and its Affiliates to communicate information between vehicle mounted devices (including Qube and Qtanium family of products, MDT, M-Nav, DCU and others) and its server side Online AVL software system, across cellular networks.

Page 9 of Annex I

(85)	“Software Data, Tools and Protocols” has the meaning given in Section 1.6(a).

(86)	“Shrink Wrap Licenses” has the meaning given in Section 3.18(c)(iii).

(87)	“Successor” has the meaning given in Section 5.4(f).

(88)	“Supply Agreement” means the Supply Agreement in substantially the form attached hereto as Exhibit F.

(89)	“Tax” or “Taxes” means all (A) taxes, charges, fees, levies, imposts and other assessments, including all income, sales, use, goods and services, value added, capital, capital gains, alternative, net worth, transfer, profits, withholding, payroll, employer health, excise, franchise, real property and personal property taxes, and any other taxes, customs duties, fees, assessments or similar charges in the nature of a tax, unemployment insurance payments and workers compensation premiums, together with any installments with respect thereto, and any interest, fines and penalties, imposed by any governmental authority (including federal, state, provincial, municipal and foreign governmental authorities), and whether disputed or not, (B) any obligations or liabilities for payment of amounts described in clause (A) whether as a result of transferee obligations or liabilities, of being a member of an affiliated, consolidated, combined or unitary group for any period or otherwise through operation of law and (C) any obligations or liabilities for the payment of amounts described in clauses (A) or (B) as a result of any tax sharing, tax indemnity or tax allocation agreement or any other express or implied agreement to indemnify any other Person.

(90)	“Tax Act” means the New Zealand Income Tax Act 2007.

(91)	“Tax Law” means any law relating to a Tax as the context requires including without limitation the Income Tax Act 2007 in New Zealand, Tax Administration Act 1994 (New Zealand) and the Goods and Services Tax Act 1985 (New Zealand).

(92)	“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and any amendment(s) thereof.

(93)	“Trade Marks” shall have the meaning set forth in the definition of “Intellectual Property” set forth in this Annex I.

(94)	“Trade Secrets” shall have the meaning set forth in the definition of “Intellectual Property” set forth in this Annex I.

(95)	“Transaction Documents” means this Agreement, the Supply Agreement, the Promissory Note and the Buyer Parent Guaranty.

(96)	“Transferred Employee” has the meaning given in Section 5.7(a).

Page 10 of Annex I

SUBORDINATED PROMISSORY NOTE

$4,000,000.00	May 7, 2012
Oxnard, California

     FOR VALUE RECEIVED, the undersigned, CALAMP WIRELESS NETWORKS CORPORATION, a Delaware corporation (“Issuer”), promises to pay to NAVMAN WIRELESS NORTH AMERICA LP, a Delaware limited partnership or its designee (“Holder”), the principal sum of Four Million Dollars ($4,000,000.00), without interest, due and payable in accordance with the terms and conditions of this Note.

     1. PURCHASE AGREEMENT AND SUPPLY AGREEMENT. This Promissory Note (this “Note”) is given in connection with (i) that certain Asset Purchase Agreement dated as of May 7, 2012 between Holder, as seller, and Issuer, as buyer (as amended, modified or otherwise in effect, the “Purchase Agreement”); and (ii) that certain Supply Agreement dated as of May 7, 2012 between Holder as customer and Issuer as supplier (as amended, modified or otherwise in effect, the “Supply Agreement”). All capitalized terms used in this Note and not defined shall have the meanings set forth in the Supply Agreement.

     2. NO INTEREST. This Note shall not accrue interest.

     3. PAYMENT OF PRINCIPAL. Except following an Acceleration Event (as defined below), the unpaid principal amount of this Note shall be payable solely through a discount of fifteen percent (15%) off of the Price of all products (excluding cables, antennas and the MDT Family Products (as such term is defined in the Purchase Agreement)) sold by the Issuer or any of its Affiliates to the Company or any of its Affiliates subsequent to the Closing Date. For purposes of this Note, “Price” shall mean (x) for products whose price is determined by the Supply Agreement in accordance with its terms, the price determined in accordance with the Supply Agreement and (y) for all products whose price is not determined by the Supply Agreement in accordance with its terms, the gross sales price of such products. Notwithstanding the foregoing, so long as all Product Rebates with respect to products sold have been paid in full and an Acceleration Event has not occurred, any balance remaining unpaid on this Note at the later to occur of (x) close of business on the fifth (5th) anniversary of the Closing Date and (y) if the Supply Agreement is extended pursuant to a Force Majeure Event in accordance with Section 4.2 of the Supply Agreement, the termination of the Supply Agreement (the "Termination Date") shall be forgiven by Holder on the Termination Date and the Issuer shall owe no further obligation under this Note from such time; provided that the Issuer shall remain obligated to pay any Product Rebate with respect to products sold on or prior to the Termination Date.

     4. ACCELERATION. Notwithstanding paragraph 3 hereof, the unpaid principal amount of this Note shall become immediately due and payable (and 100% of such amount shall be paid by Issuer in cash) upon any termination of the Supply Agreement by Issuer or any of Issuer’s Affiliates (other than as a result of an uncured breach of the Supply Agreement by Holder) (the “Acceleration Event”); provided that notwithstanding any such acceleration, the payment by Issuer of the amounts under this Note accelerated pursuant to this sentence (but, for the avoidance of doubt, not an offset to the Price of products purchased by Holder and/or its affiliates) shall be subordinate and junior in right of payment to the Senior Debt owed under that certain Credit Agreement dated as of December 22, 2009 among CalAmp Corp. and Square 1 Bank of Durham North Carolina (as amended, the “Credit Agreement”). For purposes of this paragraph, “Senior Debt” means all outstanding obligations under the Credit Agreement. The subordination described in this section shall be effective without the necessity of having any further instruments executed by Holder, but, Holder agrees to use commercially reasonable efforts to agree to and execute a customary and reasonable subordination agreement (in form and substance consistent with the foregoing and otherwise reasonably acceptable to Holder) evidencing such subordination following the written request of the Issuer.

     5. NOTICE. Any notice provided for in this Note shall be given in the same manner as specified in the Purchase Agreement.

     6. PREPAYMENT. Issuer may, at any time, prepay all or any part of the principal of this Note without premium or penalty.

     7. MISCELLANEOUS.

          7.1 For purposes of calculating discounts, competitive pricing and minimum purchase commitments under the Supply Agreement, any discounts provided under this Note shall not be included in such calculations. This Note shall be subject to the dispute mechanism set forth in Section 1.2(c) of the Purchase Agreement.

          7.2 TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW WHICH CANNOT BE WAIVED, EACH OF THE PARTIES WAIVES, AND AGREES TO CAUSE EACH OF ITS SUBSIDIARIES TO WAIVE, AND COVENANTS THAT NEITHER IT NOR ANY OF ITS SUBSIDIARIES WILL ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE) ANY RIGHT TO TRIAL BY JURY IN ANY FORUM IN RESPECT OF ANY ISSUE OR ACTION, CLAIM, CAUSE OF ACTION OR SUIT (IN CONTRACT, TORT OR OTHERWISE), INQUIRY, PROCEEDING OR INVESTIGATION ARISING OUT OF OR BASED UPON THIS AGREEMENT OR THE SUBJECT MATTER HEREOF OR IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE TRANSACTIONS CONTEMPLATED HEREBY, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING. ANY PARTY MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION 7.2 WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF EACH SUCH PARTY TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY.

          7.3 THIS NOTE SHALL BE CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT REGARD TO CONFLICT OF LAWS PRINCIPLES. EXCEPT AS SET FORTH IN SECTIONS 1.2(C) AND 6.1(C) OF THE PURCHASE AGREEMENT, THE PARTIES HERETO EXPRESSLY CONSENT AND AGREE THAT ANY DISPUTE, CONTROVERSY, LEGAL ACTION OR OTHER PROCEEDING THAT ARISES UNDER, RESULTS FROM, CONCERNS OR RELATES TO THIS AGREEMENT SHALL: (I) IF BROUGHT BY ISSUER, BE BROUGHT EXCLUSIVELY IN THE STATE COURTS IN AND OF THE COUNTY OF COOK IN THE STATE OF ILLINOIS, OR THE UNITED STATES DISTRICT COURT FOR THE NORTHERN DISTRICT OF ILLINOIS, OR (II) IF BROUGHT BY HOLDER, BE BROUGHT EXCLUSIVELY IN THE STATE COURTS IN AND OF THE COUNTY OF VENTURA IN THE STATE OF CALIFORNIA, OR THE UNITED STATES DISTRICT COURT FOR THE CENTRAL DISTRICT OF CALIFORNIA, AND ACKNOWLEDGE THAT THEY WILL ACCEPT SERVICE OF PROCESS BY REGISTERED OR CERTIFIED MAIL OR THE EQUIVALENT DIRECTED TO THEIR LAST KNOWN ADDRESS AS DETERMINED BY THE OTHER PARTY IN ACCORDANCE WITH THIS AGREEMENT OR BY WHATEVER OTHER MEANS ARE PERMITTED BY SUCH COURTS. THE PARTIES HERETO HEREBY ACKNOWLEDGE THAT SAID COURTS HAVE JURISDICTION OVER ANY SUCH DISPUTE OR CONTROVERSY, AND THAT THEY HEREBY WAIVE ANY OBJECTION TO PERSONAL JURISDICTION OR VENUE IN THESE COURTS OR THAT SUCH COURTS ARE AN INCONVENIENT FORUM.

          7.4 Except as set forth in this Section 7.4, this Note and the rights of the parties hereunder may not be assigned (including by operation of law). This Note shall be binding upon and shall inure to the benefit of the parties hereto, and their respective successors and assigns permitted hereunder. Holder may assign any of its rights under this Note to any Person without the consent of the Issuer. The Issuer may not assign this Note or any interest or obligation hereunder (directly or indirectly, whether by merger or otherwise) without the prior written consent of Holder, which consent shall not be unreasonably withheld, conditioned or delayed; provided, however, the Issuer may assign its rights or obligations to (a) a purchaser (directly or indirectly, and including by merger or otherwise) of at least a majority of the Issuer's outstanding voting capital stock or substantially all of the Issuer's assets on a consolidated basis or if there is otherwise a change in control, or (b) to any of its Affiliates in each case without the consent of Holder; provided that, in each case, any assignee assuming the Issuer’s obligations hereunder agrees in writing to be bound by the terms of this Agreement and has a positive net worth at least equal to the net worth of the Issuer at the time of assignment and is expected to continue to have such minimum net worth. Any purported assignment in violation of this Section 7.4 shall be null and void ab initio.

          7.5 No amendment of any provision of this Note (including a waiver thereof or consent relating thereto) shall be effective unless the same shall be in writing and signed by both parties.

          7.6 This Note may be executed in multiple counterparts, each of which shall constitute an original, and all of which shall constitute a fully executed Note.

          7.7 All parties hereto, whether as makers, endorsers, or otherwise, severally waive presentment for payment, demand, protest and notice of dishonor. No failure on the part of the Holder to exercise any right or remedy hereunder, whether before or after the happening of a default, shall constitute a waiver thereof, and no waiver of any past default shall constitute waiver of any future default or of any other default. No failure to accelerate the debt evidenced hereby, or acceptance of a past due installment, or indulgence granted from time to time shall be construed to be a waiver of the right to insist upon prompt payment thereafter, or shall be deemed to be a novation of this Note or a waiver of such right of acceleration or any other right, or be construed so as to preclude the exercise of any right which the Holder may have; and the undersigned and each endorser or guarantor hereby expressly waives the benefit of any statute or rule of law or equity which would produce a result contrary to or in conflict with the foregoing.

          7.8 Every provision in this Note is intended to be severable. In the event any term or provision hereof is declared by a court of competent jurisdiction to be illegal or invalid for any reason whatsoever, such illegality or invalidity shall not affect the balance of the terms and provisions hereof, which terms and provisions shall remain binding and enforceable.

(signature page follows)

     IN WITNESS WHEREOF, the parties have duly executed this Note as of the date set forth above.

CALAMP WIRELESS NETWORKS
CORPORATION

By:	/s/ Richard Vitelle
Name:	Richard Vitelle
Title:	Treasurer

Acknowledged by:

NAVMAN WIRELESS NORTH AMERICA, LP

By:	/s/ Michael L. Henn
Name:	Michael L. Henn
Title:	EVP – Treasurer, CFO